

October 12, 2010

Peter A. Ragauss
Senior Vice President and Chief Financial Officer
Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118

> **Re:** **Baker Hughes Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 3, 2010**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2010**
> **Filed August 8, 2010**
> **File No. 1-09397**

Dear Mr. Ragauss:

We have reviewed your filings and your letters dated August 13, 2010 and September 28, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. We note your responses in your letters dated August 13, 2010 and September 28, 2010 to prior comment 1 from our letter dated July 23, 2010. We are still considering your responses and may have further comments.

Definitive Proxy Statement on Schedule 14A

Performance Units, page 25

2. We note your response to prior comment 4 from our letter dated July 23, 2010. Please provide a sample of the disclosure you propose to include in future filings.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 22

3.   In this section, you sometimes refer to two or more primary drivers that contributed to a material change. For example, you state that the primary drivers of the increase in revenue in your North America segment included the acquisition of BJ Services and revenue and pricing increases supported by increased rig counts. Quantify the amount of the change that was contributed by each of the primary drivers. See Section III.D of SEC Release 33-6835 (May 18, 1989).

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please contact Parker Morrill at (202) 551-3696, Laura Nicholson at (202) 551-3584, or me at (202) 551-3740 with any questions.

                                                Sincerely,

                                                H. Roger Schwall
                                                Assistant Director